Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 3

DATED JANUARY 12, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 3 supplements certain information contained in our prospectus dated December 8, 2006 as supplemented by Supplement No. 1 dated December 19, 2006 and Supplement No. 2 dated December 29, 2006.  This supplement adds certain information to, and updates certain information in, the prospectus sections entitled "Business and Policies" and “Description of Real Estate Assets” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 3 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

BUSINESS AND POLICIES

This section supplements the discussion contained in the prospectus under “Business and Policies -- Notes Receivable” which begins on page 123 of the prospectus.

Notes Receivable

Riverview Park Partners, LLC.  On December 27, 2006, we funded a loan of approximately $19.3 million to an unaffiliated third party, Riverview Park Partners, LLC, an Indiana limited liability company, referred to herein as RPP.  In connection with the loan, RPP paid a 1.5% loan origination fee and will make monthly interest-only payments at an annual interest rate of 9.5% until the loan is repaid in full.  RPP has deposited twelve monthly interest-only payments into an interest reserve account to be paid to us as such payments become due.  A final balloon payment of all outstanding principal, all accrued and unpaid interest, and all other sums due under the loan documents will be paid by RPP at maturity on June 27, 2007.  Subject to certain conditions, RPP may extend the term of the loan to December 27, 2007 by paying an extension fee of $50,000.  RPP has granted us a security interest in the reserve account and a first mortgage security interest in approximately thirty-eight acres of land located east of the southeast corner of Dobson Road and Loop 202 in Mesa, Arizona and any buildings or improvements on that land.  RPP also has assigned its interests in contracts relating to the land as additional collateral securing the loan.  In connection with the loan, RPP and four of its individual owners have agreed to indemnify us, subject to certain conditions, against losses arising under certain environmental laws or resulting from the release of hazardous materials on the land.  These four individual owners of RPP have also agreed to guarantee the performance of RPP’s obligations under the loan documents.

DESCRIPTION OF REAL ESTATE ASSETS

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus. Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Description of Real Estate Assets – Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Any such acquisitions would be discussed under “Description of Real Estate Assets – Acquired Properties.”

Potential Acquisitions

Schneider Electric Building.  We anticipate purchasing a fee simple interest in an industrial building known as the Schneider Electric Building, containing approximately 545,000 gross leasable square feet located at 1354 Clifford Avenue in Loves Park, Illinois.  The Schneider Electric Building was originally built in 1953 and was expanded in three phases through 1966.  The property is located in the Rockford regional industrial market about 4.5 miles northeast of the Rockford central business district and approximately ninety miles northwest of Chicago.  The property competes with at least four other industrial buildings within its market.

We anticipate purchasing this property from McLaren Rockford, L.P., an unaffiliated third party for a cash purchase price of approximately $20.0 million.  We may later borrow monies using this property as collateral.

If this property is acquired, we do not intend to make significant repairs and improvements to it over the next few years.  However, if any repairs or improvements were made, the tenant may be obligated by the terms of its lease to pay a substantial portion of any monies spent.

We anticipate that the property will be adequately covered by insurance at the time of its anticipated purchase.

One tenant, Invensys Business Systems, leases 100% of the total gross leasable area of the property.  The initial term of the lease is twenty years, which term will expire in April 2012.  The lease requires the tenant to pay base annual rent on a quarterly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Invensys Business Systems	545,000	100	4.41	5/5 yr.	04/02	01/07
			4.45		04/07	04/12

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $107,580.  The real estate taxes payable were calculated by multiplying the assessed value of the Schneider Electric Building by a tax rate of 8.65%.

For federal income tax purposes, we anticipate that the depreciable basis in this property, if acquired, will be approximately $15.0 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

The table below sets forth certain information with respect to the occupancy rate at the Schneider Electric Building expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	100%	4.41
2005	100%	4.41
2004	100%	4.41
2003	100%	4.41
2002	100%	4.38

Financing Transactions

Bradley Portfolio:  Arkansas, California, Georgia, Illinois, Iowa, Maryland, North Carolina, Texas and Wisconsin.  On December 28, 2006, four wholly owned subsidiaries of MB REIT, MB BP Portfolio, L.L.C., MB Texas BP Portfolio, LLC, MB Maryland BP Portfolio, LLC and MB Pennsylvania BP DST Portfolio, LLC (collectively referred to herein as the “BP Borrowers”) entered into an agreement to borrow a total of approximately $104.8 million from the Bank of America (referred to herein as “Bank of America”).  Each of the BP Borrower’s obligations are secured by first priority mortgages on the nineteen properties from the Bradley Portfolio acquired as of December 28, 2006.  These obligations are cross-collateralized, which means that upon an event of default by a BP Borrower, Bank of America, at its option, may foreclose on any one or more of the nineteen Bradley Portfolio properties.  The BP Borrowers also granted a security interest to Bank of America, its successors and assigns in, among other things, certain tangible and intangible personal property interests of the BP Borrowers related to these properties.  The BP Borrowers acquired the nineteen Bradley Portfolio properties they collectively hold between October 18 through December 18, 2006.

The BP Borrowers’ loan bears interest at rates ranging from 5.948% to 6.298% per annum over the course of the term of the loan.  The BP Borrowers are required to make monthly interest-only payments of approximately $519,313 beginning on February 1, 2007 until January 31, 2010, at which time the interest rate and corresponding monthly payment amount is subject to increase according to the terms outlined in the following table.

Term	Interest rate (%)	Monthly payment ($)

2/1/07 – 1/31/10	5.948	519,313
2/1/10 – 1/31/12	6.058	528,917
2/1/12 – 1/31/14	6.198	541,141
2/1/14 – 1/31/16	6.298	549,871
2/1/16 – 1/1/17	6.378	556,856

The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) and other indebtedness are due at maturity on January 1, 2017.  The BP Borrowers may, in certain circumstances, after January 1, 2009, (i) prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium or (ii) prepay a portion of the loan allocated to an individual property by paying, among other things, 110% of the amount of the loan allocated to the property to be released and a prepayment premium.  The properties securing the loan also may be released if certain conditions of defeasance outlined in the loan agreement are met.

The loan documents contain various customary events of default, including, among others, the nonpayment of principal, interest, fees or other amounts; making a materially false or misleading material representation or warranty; the violation of covenants prohibiting certain transfers and creating certain encumbrances; and certain bankruptcy events.  If an event of default occurs under any of the loans, Bank of America may, subject to the customary cure rights granted to the BP Borrowers, declare the entire outstanding balance of the loan(s) in default, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

In connection with the loan, MB BP Portfolio, L.L.C. and MB REIT have agreed to indemnify Bank of America against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the Bradley portfolio property in Santee, California.

MB REIT, as borrower principal under the loan agreement, has agreed to be personally liable to Bank of America, jointly and severally with the BP Borrowers,  (i) for losses caused by certain bad acts of the BP Borrowers, including for example, fraud and the misapplication or misappropriation of certain funds, and (ii) for the obligations of the BP Borrowers in the event of the breach of certain covenants in the loan agreement or upon the occurrence of certain insolvency events with respect to the BP Borrowers.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of January 11, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	173,699,090	1,736,990,900	182,384,044	1,554,606,856

Shares sold pursuant to our distribution reinvestment program:	2,188,110	20,787,045	-	20,787,045

	175,907,200	1,757,977,945	182,384,044	1,575,593,901

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.